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                                                                    EXHIBIT 16.2




                        [LETTERHEAD OF GRANT THORNTON LLP]



June 4, 2002


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:     Vestin Group, Inc.
        File No. 000-24803

Commissioners:

We have read item 4 of Form 8-K/A of Vestin Group, Inc., dated June 4, 2002, and agree with the statements concerning our Firm contained therein. With respect to the second to last sentence of paragraph 4 of Item 4, we cannot comment on the discussions between the Audit Committee and Ernst & Young. With respect to paragraph 5 of Item 4, we cannot comment of the adequacy of new internal control procedures addressing the deficiencies in the internal controls which we previously noted.

Very truly yours,


/s/ GRANT THORNTON LLP
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Grant Thornton LLP